Dodge & Cox  /  Investment Managers  /  San Francisco
Percentage of Stocks within 20% of the S&P 500's Median P/E
31%
34%
47%
31%
48%
45%
42%
42%
43%
50%
52%
46%
46%
27%
55%
46%
50%
38%
29%
49%
Average: 43%
Compression in Market Valuations
• There are currently more stocks valued within 20% of the S&P 500’s median price-to-earnings (P/E) multiple than there has been in the last
20 years.
• In contrast, in the late 1990’s, there was an unprecedented gap between the market’s least expensive and its most expensive stocks.
Source: Morgan Stanley, FactSet
The above information is not a complete analysis of every material fact concerning any market, industry, or investment.  Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information
12/31/06
Median P/E             15.4x
Median P/E +20%   18.5x
Median P/E -20%    12.3x

Dodge & Cox  /  Investment Managers  /  San Francisco
Source: Standard & Poor’s. Historical price-to-earnings ratio is based on reported earnings and includes negative earnings.
The above information is not a complete analysis of every material fact concerning any market, industry, or investment.  Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information
Below Average Market P/E Multiple
S&P 500 P/E: 1987 - 2006
10x
15x
20x
25x
30x
35x
40x
45x
50x
12/31/06
17.3x
Average: 22.3x
While the current S&P 500 P/E multiple appears attractive relative to the 20 year average…

Dodge & Cox  /  Investment Managers  /  San Francisco
0%
1%
2%
3%
4%
5%
6%
7%
8%
9%
1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
0.0x
0.2x
0.4x
0.6x
0.8x
1.0x
1.2x
1.4x
1.6x
1.8x
2.0x
2.2x
2.4x
Net Profit Margin (left)
Price-to-Sales (right)
Net Margin Source: Standard & Poor’s. Net Profit margin based on diluted EPS, as reported (US GAAP). P/S Source: The Leuthold Group
The above information is not a complete analysis of every material fact concerning any market, industry, or investment.  Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information
Corporate Profitability at 20 Year High
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
Average: 1.2x
… market profit margins are at peak levels and Price-to-Sales is above the 20 year average.
S&P Industrials Net Profit Margin and Price-to-Sales: 1987 - 2006

Dodge & Cox  /  Investment Managers  /  San Francisco
Q1 2007 Total Return
(Stock Fund vs Russell 1000 Value)*
1.3%
1.7%
0%
1%
2%
Stock Fund Russell 1000 Value
The current prospectus of the Dodge & Cox Funds includes more complete information, including management fees, investment objectives, risk considerations, and expenses. Read it carefully before investing. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Please visit www.dodgeandcox.com or call Dodge & Cox Funds (800-621-3979) for current performance figures or a prospectus.
Comparative Investment Results – 1st Quarter 2007
Source:  FactSet Portfolio Analysis, Dodge & Cox, S&P 500, Russell Mellon
Key Contributors to Results
Despite a flat aggregate return from holdings in the
Financials
sector, this result was still better than the Index sector’s 3% decline. Our lower weighting (14% vs. 36% for the Index Sector) also aided results, as Financials was the weakest Index sector during the quarter. Equity Office
Properties (+15% to date of sale) and Loews (+10%) were strong performers.
Stronger relative returns from holdings in
Materials
(+13% vs. +11% for the Index sector) also contributed positively to Fund performance.
Specifically, Akzo Nobel (+25%) and Dow Chemical (+16%) benefited results.
Selected individual contributors included: Sony (+18%, largest contributor in the quarter), Cardinal Health (+13%), and Hitachi (+24%).
Key Detractors from Results
Despite a overall strong return from First Energy (up 11%), our lower weighting Utilities (1% vs. 6% for Index sector) detracted from results.
A weaker relative return from holdings in the Energy sector (a decline of 2% vs. positive 2% for the Index sector) also hindered results.  In particular,
Baker Hughes (-11%) and Royal Dutch Petroleum (-5%) were weak performers.
Selected individual holdings detracted from results: Motorola (-14%) and media holdings Comcast (-8%) and Time Warner (-9%).
* Standardized Average Annual Returns as of 3/31/07:  1 Year 14.5%; 5 Years 12.1%; 10 Years 14.2%.